SECURITIES AND EXCHANGE COMMISSION



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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIELDSTONE SERVICES CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEONARD A. HAGAN **(212) 425-7990**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

3/15/2010

OATH OR AFFIRMATION

I, **MANFRED ERNST**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FIELDSTONE SERVICES CORP.**, as of **DECEMBER 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

SANDA H ZIN
Notary Public, State of New York
No. 01ZI6160313
Qualified in Queens County
Commission Expires Feb. 5, 2011

MANAGING DIRECTOR
Title

11/28/2010



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

FIELDSTONE SERVICES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

FIELDSTONE SERVICES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
DECEMBER 31, 2009

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fieldstone Services Corporation

We have audited the accompanying statement of financial condition of Fieldstone Services Corporation as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fieldstone Services Corporation as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.



CERTIFIED PUBLIC ACCOUNTANTS

February 18, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

FIELDSTONE SERVICES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	2,638,952
Receivables from and deposit with clearing broker		1,704,679
Investments in marketable securities, at fair value		59,045
Other assets		19,412
Furniture and equipment, less accumulated depreciation of $1,525		6,528
TOTAL ASSETS	$	4,428,616

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,459,616
Payable to Parent		626,633
Securities sold, not yet purchased		67,909
Total liabilities		2,154,158
Contingencies (Note 9)		
Shareholder's equity:		
Common stock - $.01 par value; 3,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		395,199
Retained earnings		1,879,258
Total shareholder's equity		2,274,458
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	4,428,616

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Fieldstone Services Corporation (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts, and other similar financings. Additionally, the Company engages in the sale of equities and corporate bonds on an agency basis to U.S. institutional customers.

The Company is a wholly owned subsidiary of Fieldstone Private Capital Group, Inc. (the "Parent"). The Parent is wholly owned by Fieldstone Capital Holdings Limited ("Holdings"), a company registered in the British Virgin Islands.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2009, cash equivalents consisted of $1,950,000 in certificates of deposit sponsored by a major New York financial institution.

Revenue recognition

The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recently adopted accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting pronouncements (continued)

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted the standard as amended by subsequent FASB standards beginning January 1, 2008, on a prospective basis. In February 2008, the FASB issued authoritative guidance that permits companies to partially defer the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition on a nonrecurring basis. The remaining aspects of the fair value measurement standard were adopted prospectively beginning January 1, 2009 and did not have a material effect on the accompanying statement of financial condition.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Using that guidance, the Company's management believes it has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition as of December 31, 2009.

Securities transactions

The Company records securities transactions executed for its customers and related commissions and expenses on a settlement-date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade-date basis. Principal transactions of both equity and fixed-income securities made on behalf of customers are reflected on a trade-date basis.

Subsequent events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before statement of financial condition are issued. In particular, the guidance sets forth: (1) the period after the statement of financial condition date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the statement of financial condition date in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the statement of financial condition date.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent events (continued)

ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 18, 2010.

NOTE 3. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with its clearing broker on an agency basis on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

As required by the clearing agreement, the Company maintains a deposit with the clearing broker of approximately $100,000, which is included in "receivables from and deposits with clearing broker" in the statement of financial condition.

The Company's cash and securities that are held in accounts at its clearing broker are subject to the credit risk of the clearing broker. The Company also maintains its cash in bank accounts in amounts that, at times, may exceed the federally insured limit, which was $250,000 at December 31, 2009.

NOTE 4. FAIR VALUE MEASUREMENTS

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

NOTE 4. FAIR VALUE MEASUREMENTS (CONTINUED)

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs shall reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

At December 31, 2009, the Company's securities owned were considered to be Level 1 securities based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The Company's certificates of deposit are Level 2 assets in the valuation hierarchy based upon inputs other than quoted prices.

NOTE 5. SALES AND TRADING AGREEMENT

In 2007, the Company executed an agreement (the "STA") with a group of securities traders. Pursuant to the STA, the traders agreed to become employees of the Company for the period commencing February 1, 2007, through February 2015, unless terminated earlier under the term of the STA. The Company has agreed to pay compensation and related costs up to 87-1/2% of commissions generated by the activities of these traders. Further, if for any calendar quarter there is a net loss incurred by these trading activities, then the traders (as a group) will reimburse the Company for such loss, subject to a maximum amount of $200,000 per quarter.

NOTE 6. INCOME TAXES

The Company files consolidated federal and combined state and local returns with its Parent. The Company records its tax provision as if it were filing separate income tax returns in all jurisdictions. The resulting tax provision is reflected in the accompanying statement of financial condition in "payable to parent". The tax provision for December 31, 2009, consisted of the following:

Federal	$	444,000
State		35,000
City		96,000
Total	$	575,000

NOTE 7. RELATED-PARTY TRANSACTIONS

Pursuant to a certain administrative service agreement with the Parent, the Parent provides the services of certain of its employees and other overhead services to the Company. For the year ended December 31, 2009, the Company paid the Parent $240,000 as service fees under the administrative service agreement for its share of the overhead expenses, including salaries, rent, and other office expenses.

From time to time as may be required by operating activities, the Company advances funds to or may receive funds from the Parent. At December 31, 2009, the amount due to the Parent amounted to $626,633. These advances are non-interest bearing and have no specific repayment terms.

NOTE 8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2009, the Company had regulatory net capital of approximately $2,169,000, which was $2,030,000 in excess of the required minimum of approximately $139,000. The Company's ratio of regulatory aggregate indebtedness to net capital was .96 to 1 at December 31, 2009.

NOTE 9. CONTINGENCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2009, the Company was not involved in any significant regulatory issues or litigation.